Endeavour Silver Completes Review of Director's AGM Election Status

VANCOUVER, BC -- (Marketwired - June 12, 2017) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) advises that at the Company's Annual General Meeting ("AGM") held on May 3, 2017, all director nominees were re-elected to the Board of Directors (see news release of May 3, 2017). However, as Mario Szotlender did not receive a majority of the votes cast at the meeting in his favour, he tendered his resignation as a director of the Company subject to a review by the Board of Directors in accordance with the Company's Majority Voting Policy. Pursuant to the Policy, the Corporate Governance and Nominating Committee of the Board reviewed the reasons for which it believed Mr. Szotlender had not received a majority of votes cast in favour of his election. The Committee determined that this was due to a recommendation made by a proxy advisory firm who considered Mr. Szotlender to be "over-boarded" by virtue of sitting on the Boards of Directors of six different public companies. Mr. Szotlender subsequently resigned from the Board of one of these companies. Being a director of only five companies and having attended all Board meetings of the Company during fiscal 2016, Mr. Szotlender would no longer be considered "over-boarded" under the guidelines of proxy advisory firms. The Committee recommended that Mr. Szotlender's resignation should not be accepted, the Board of Directors considered the recommendation and has accordingly declined to accept Mr. Szotlender's resignation.

About Endeavour - Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, Endeavour has grown its mining operations organically to produce 9.7 million ounces of silver and equivalents in 2016. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (EDR) and the NYSE (EXK).

Contact Information - For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com